SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13D

INTERNATIONAL MEDICAL STAFFING, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share (Title of Class of Securities)

45986 A 100 (CUSIP Number)

Lee L. Vanatta 340 Eisenhower Drive, Bldg 600, Suite 610 Savannah, GA 31406-1616 (912) 961-4980 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2009 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d -7(b) for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. 5986 A 100

1.	NAME OF REPORTING PERSONS

PureSpectrum, Inc., Lee L. Vanatta, David M. Betsill, David Michael Conner, Robert E. James, II, Garth Kullman, Dominic Mazzone and William R. Norton

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDIINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(3)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States, Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power	See Item 5 of attached schedule

8.	Shared Voting Power	See Item 5 of attached schedule

9.	Sole Dispositive Power	See Item 5 of attached schedule

10.	Shared Dispositive Power	See Item 5 of attached schedule

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	See Item 5 of attached schedule

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	See Item 5 of attached schedule

14.	TYPE OF REPORTING PERSON	PureSpectrum, Inc. is “CO”; Messrs, Vanatta, Betsill, Conner, James, Kullman, Mazzone and Norton are “IN”

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value (the "Common Stock") of International Medical Staffing, Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are:

International Medical Staffing, Inc.
542 East 3rd Street
Brooklyn, New York 11219

ITEM 2.   IDENTITY AND BACKGROUND

The reporting persons are PureSpectrum, Inc., Lee L. Vanatta, David M. Betsill, David Michael Conner, Robert E. James, II, Garth Kullman, Dominic Mazzone and William R. Norton.

I.	(a)	Pure Spectrum, Inc.

	(b)	The principal business address of PureSpectrum, Inc. is 340 Eisenhower Drive, Bldg. 600, Suite 610, Savannah, Georgia 31406-1616.

	(c)	The principal business of PureSpectrum, Inc. is development, marketing, licensing and contract manufacturing of lighting technology.

	(d)	During the last five years, PureSpectrum, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, PureSpectrum, Inc. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

	(f)	PureSpectrum, Inc. is a Nevada corporation.

II.	(a)	Lee L. Vanatta, President/CEO and Director of PureSpectrum, Inc.

	(b)	The principal business address of Lee L. Vanatta is 340 Eisenhower Drive, Bldg. 600, Suite 610, Savannah, Georgia 31406-1616.

	(c)	The principal occupation of Lee L. Vanatta is President and CEO of PureSpectrum, Inc.

	(d)	During the last five years, Lee L. Vanatta has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, Lee L. Vanatta has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

	(f)	Lee L. Vanatta is a citizen of the United States.

III.	(a)	David M. Betsill, Director of PureSpectrum, Inc.

	(b)	The principal residence address of David M. Betsill is 1381 Wesley Parkway, Atlanta, Georgia 30327.

	(c)	The principal occupation of David M. Betsill is an accountant, having recently retired as a partner at Ernst & Young, LLP.

	(d)	During the last five years, David M. Betsill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, David M. Betsill has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

	(f)	David M. Betsill is a citizen of the United States.

IV.	(a)	David Michael Conner, Director of PureSpectrum, Inc.

	(b)	The principal business address of David Michael Conner is The Armstrong House, 447 Bull Street, P. O. Box 2139, Savannah, Georgia 31402.

	(c)	The principal occupation of David Michael Conner is a partner with Bouhan Williams & Levy, LLP, Attorneys.

	(d)	During the last five years, David Michael Conner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, David Michael Conner has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

	(f)	David Michael Conner is a citizen of the United States.

V.	(a)	Robert E. James, II, Director of PureSpectrum, Inc.

	(b)	The principal business address of Robert E. James, II, is1805 Martin Luther King, Jr., Blvd., Savannah, Georgia 31415.

	(c)	The principal occupation of Robert E. James, II is President of Coastal Legacy Group, LLC, a Savannah-based real estate development firm.

	(d)	During the last five years, Robert E. James, II has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, Robert E. James, II has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

	(f)	Robert E. James, II is a citizen of the United States.

VI.	(a)	Garth Kullman, Vice President-Sales and Director of PureSpectrum, Inc.

	(b)	The principal business address of Garth Kullman. is 340 Eisenhower Drive, Bldg. 600, Suite 610, Savannah, Georgia 31406-1616.

	(c)	The principal occupation of Garth Kullman is Vice President-Sales of PureSpectrum, Inc.

	(d)	During the last five years, Garth Kullman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, Garth Kullman has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

	(f)	Garth Kullman is a citizen of the United States.

VII.	(a)	Dominic Mazzone, Director of PureSpectrum, Inc.

	(b)	The principal business address of Dominic Mazzone is Two Midtown Plaza, 1349 W. Peachtree St., NW, Suite 1910, Atlanta, Georgia 30309.

	(c)	The principal occupation of Dominic Mazzone is President and Managing Director of Mazzone & Associates, Inc., an Atlanta-based investment banking firm.

	(d)	During the last five years, Dominic Mazzone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, Dominic Mazzone has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

	(f)	Dominic Mazzone is a citizen of the United States.

VIII.	(a)	William R. Norton, Executive Vice President/Secretary and Director of PureSpectrum, Inc.

	(b)	The principal business address of William R. Norton is 340 Eisenhower Drive, Bldg. 600, Suite 610, Savannah, Georgia 31406-1616.

	(c)	The principal occupation of William R. Norton is Executive Vice President/Secretary of PureSpectrum, Inc.

(d)	During the last five years, William R. Norton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, William R. Norton has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

(f)	William R. Norton is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 3, 2009, PureSpectrum, Inc. (“PureSpectrum”) acquired 3,600,000 shares of the Common Stock from Aron Fishl Paluch and Devorah Leah Bisk Katan for $250,000 in cash.  The source of funds was working capital of PureSpectrum.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of this transaction between the Issuer and PS was to acquire a controlling interest in the Issuer.

PureSpectrum:

(a)	does have a tentative plan whereby its shareholders will acquire additional securities of the Issuer, see (b) immediately below;

(b)
does have a tentative plan whereby PureSpectrum will transfer its assets and liabilities to the Issuer in exchange for common stock and other securities of the Issuer which will then be distributed to PureSpectrum’s shareholders in liquidation of PureSpectrum;

(c)	does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

(d)	does have a plan to appoint at least one member to the Issuer’s Board of Directors;

(e)	does have a plan to increase the number of authorized shares of the Common Stock and to authorize a class of “blank check” preferred stock;

(f)	except as described in the preceding paragraphs, does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

(g)	does have a plan to amend the Issuer’s Certificate of Incorporation in order to effect the increase described in paragraph (e) above;

(h)
does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	does not have any plans or proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	does not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)           PureSpectrum, Inc.

Pursuant to the reported transaction, PureSpectrum will have received 3,600,000 shares of Common Stock of the Issuer, which will constitute approximately 64.29% of the outstanding Common Stock of the Issuer.

Messrs. Vanatta, Betsill, Conner, James, Kullman, Mazzone and Norton are directors of PureSpectrum and therefore may be considered beneficial owners of the shares described in this Item 5.  Individually, they do not have voting, shared voting, sole dispositive or shared dispositive power with respect to the shares described in this Item 5.

There were no transactions in the class of securities reported on that were effected during the past sixty day or since the most recent filing on Schedule 13D, whichever is less, by PureSpectrum, Messrs. Vanatta, Betsill, Conner, James, Kullman, Mazzone and Norton.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares described in this Item 5.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

(a)	Agreement to File one Statement on Schedule 13D.

(b)	Stock Purchase Agreement, dated June 3, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

PureSpectrum, Inc.

By: /S/ Lee L. Vanatta
Lee L. Vanatta, President/CEO

/S/ Lee L. Vanatta
Lee L. Vanatta

/S/ David M. Betsill
David M. Betsill

/S/ David Michael Conner
David Michael Conner

/S/ Robert E. James, II
Robert E. James, II

/S/ Garth Kullman
Garth Kullman

/S/ Dominic Mazzone
Dominic Mazzone

/S/ William R. Norton
William R. Norton